Exhibit 99.9
CERTIFICATE OF QUALIFIED PERSON
I, Peter B. Nahan, as an author of this report entitled “Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” dated March 21, 2011 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:
1.	I am Senior Evaluation Engineer, Goldcorp Inc. Park Place, Suite 3400 — 666 Burrard St., Vancouver, BC, Canada.

2.	This certificate applies to the technical report “Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report”, dated March 21, 2011 (the “Technical Report”).

3.
My qualifications include 1979 Bachelor’s of Science in Mining Engineering obtained from Michigan Technological University in Houghton, Michigan; 1989 Master’s of Science in Mining Engineering obtained from Queen’s University in Kingston, Ontario. I am a participating member of the Society of Mining and Metallurgical Engineers (SME, 2333520) in the United States, Canadian Institute of Mining, Metallurgy and Petroleum (CIM, 138612) and the Australian Institute of Mining and Metallurgy (AusIMM, 210693). I have been involved with Resource and Reserve for a total of 22 years at properties in the US, England, Canada, Australia, Chile, New Guinea, Indonesia, Tanzania, Dominican Republic and Mexico.

4.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.
I visited the Penasquito property on: for 22 days from January 1 through February 21, 2011; 9 days from November 29 through December 7, 2010; for 9 days from July 7 through July 15, 2010; for 9 days from March 8 through March 16, 2010.

6.	I am responsible for Sections 17.2 Reserves through 17.3 Comments on Section 17 of the Technical Report.

7.	I am not an independent qualified person as described in section 1.4 of NI 43-101, as I am an employee of the Issuer.

8.	Provided technical support to the Engineering and Geology groups when requested.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2011

(“Peter Nahan”) Peter Nahan, AusIMM
Senior Evaluation Engineer
Goldcorp Inc.